Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES THIRD QUARTER 2014 RESULTS

November 6, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2014. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2014, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended September 30			Nine months ended September 30
(Cdn$000s except shares, per share and per boe amounts)	2014	2013	% Change	2014	2013	% Change
Financial
Funds flow from operations (1)	618,393	554,144	12	1,835,177	1,514,507	21
Per share (1) (2)	1.45	1.42	2	4.45	3.93	13
Net income	258,059	87,879	194	387,535	158,599	144
Per share (2)	0.60	0.22	173	0.94	0.41	129
Adjusted net earnings from operations (1)	178,433	162,819	10	559,087	407,472	37
Per share (1) (2)	0.42	0.42	-	1.36	1.06	28
Dividends paid or declared	299,763	271,855	10	864,167	806,754	7
Per share (2)	0.69	0.69	-	2.07	2.07	-
Payout ratio (%) (1) (3)	48	49	(1)	47	53	(6)
Per share (%) (1) (2) (3)	48	49	(1)	47	53	(6)
Net debt (1)	2,774,591	1,887,431	47	2,774,591	1,887,431	47
Net debt to funds flow from operations (1) (4)	1.2	1.0	20	1.2	1.0	20
Capital acquisitions (net) (5)	576,343	76,013	658	2,176,116	98,158	2,117
Development capital expenditures (6)	555,390	449,898	23	1,397,354	1,239,047	13
Decommissioning and environmental expenditures (6)	10,985	3,849	185	28,661	10,736	167
Weighted average shares outstanding (mm)
Basic	424.8	389.1	9	409.8	383.7	7
Diluted	427.1	390.6	9	412.3	385.2	7
Operating
Average daily production
Crude oil and NGLs (bbls/d)	128,495	107,332	20	124,310	106,823	16
Natural gas (mcf/d)	76,126	63,785	19	72,633	65,919	10
Total (boe/d)	141,183	117,963	20	136,416	117,810	16
Average selling prices (7)
Crude oil and NGLs ($/bbl)	90.59	97.54	(7)	93.58	87.60	7
Natural gas ($/mcf)	4.59	3.01	52	5.24	3.51	49
Total ($/boe)	84.92	90.38	(6)	88.07	81.39	8
Netback ($/boe)
Oil and gas sales	84.92	90.38	(6)	88.07	81.39	8
Royalties	(15.79)	(17.59)	(10)	(15.79)	(14.95)	6
Operating expenses	(12.61)	(11.35)	11	(12.60)	(11.82)	7
Transportation	(2.28)	(2.24)	2	(2.30)	(2.18)	6
Netback prior to realized derivatives	54.24	59.20	(8)	57.38	52.44	9
Realized loss on derivatives	(2.99)	(4.80)	(38)	(4.51)	(2.02)	123
Netback (1)	51.25	54.40	(6)	52.87	50.42	5

(1)
Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)
Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans and share dividend plan) divided by funds flow from operations.

(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation charges.

THIRD QUARTER 2014 HIGHLIGHTS

In third quarter 2014, Crescent Point continued to execute its integrated business strategy of maximizing shareholder return with long-term growth and dividend income through acquiring, exploiting and developing high quality, long-life light and medium oil and natural gas properties.

•
Crescent Point achieved a new production record in third quarter 2014 and grew production per share by more than nine percent over third quarter 2013. Production averaged 141,183 boe/d in the quarter, which was weighted 91 percent to light and medium crude oil and liquids. This represents an increase of more than 23,000 boe/d over third quarter 2013.

•
During the quarter, the Company spent $464.6 million on drilling and development activities, drilling 256 (202.3 net) wells with a 100 percent success rate. Crescent Point also spent $90.8 million on land, seismic and facilities, for total development capital expenditures of $555.4 million.

•
Crescent Point generated funds flow from operations of $618.4 million ($1.45 per share – diluted) in third quarter 2014, representing a 12 percent increase over third quarter 2013 funds flow from operations of $554.1 million ($1.42 per share – diluted). This increase occurred despite a six percent decrease in realized oil and gas prices during the quarter. Funds flow from operations for the quarter was driven by record production volumes in the quarter and corporate netbacks, prior to realized derivatives, of $54.24 per boe.

•
Crescent Point maintained consistent monthly dividends of $0.23 per share during the quarter, totaling $0.69 per share for the quarter. This is unchanged from $0.69 per share paid in third quarter 2013. On an annualized basis, the third quarter dividend equates to a yield of 6.4 percent, based on a volume weighted average quarterly share price of $43.11. The Company also achieved a payout ratio of 48 percent.

•
On July 30, 2014, the Company acquired assets in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan (the “Flat Lake Assets”) from an oil and gas producer in the region. The Flat Lake Assets acquired include production of approximately 825 boe/d and more than 54 net sections of land. These assets are adjacent to and contiguous with Crescent Point’s existing Viewfield and Flat Lake assets, and include 38 net low-risk drilling locations, of which 20 net are proved, 12 net are probable and 6 net are internally identified locations of resources other than reserves. Total cash consideration paid for the assets was $99.1 million. This land acquisition has allowed Crescent Point to expand the core acreage of its Flat Lake Torquay asset and the overall size of the pool and is consistent with Crescent Point’s strategy of consolidating the Torquay play at Flat Lake.

•
On August 13, 2014, Crescent Point acquired all of the issued and outstanding shares of T.Bird Oil Ltd. (“T.Bird”), a privately held oil and gas company with assets in southeast Saskatchewan and Manitoba. The assets acquired through T.Bird include high-netback production of approximately 700 boe/d and more than 24 net sections of land. The assets offer excellent rates of return and include 53 net low-risk drilling locations (of which 21 net are proved, 8 net are probable and 24 net are internally identified locations of resources other than reserves), as well as significant exploration potential in multiple horizons. Total consideration was approximately $88.0 million.

•
On September 30, 2014, Crescent Point acquired assets from an oil and gas producer in southeast Saskatchewan (the “Saskatchewan Producer”). These assets include high-netback, low-decline, conventional oil production of approximately 3,300 boe/d and 76 net sections of land that are contiguous with Crescent Point’s existing land base in southeast Saskatchewan and Manitoba. The main strategic rationale for completing this acquisition was to acquire an additional 44 net sections of undeveloped fee title land, much of which is located in an exciting exploration trend that the Company believes holds significant potential. The Company currently has over 125 net sections of land on this exploration trend, with three exploration wells planned for 2015.

•
Also during the quarter, Crescent Point closed a bought deal financing and the associated partial over-allotment option exercise. A total of 18,435,000 Crescent Point common shares were issued at a price of $43.40 per Crescent Point common share for aggregate gross proceeds of approximately $800.0 million. A key component of the Company’s strategy is maintaining a strong balance sheet. As such, most of these proceeds were used to partially repay over $1.2 billion of debt, which the Company incurred on acquisitions completed in 2014.

•
Crescent Point continued to hedge its oil production at attractive price levels. As at October 28, 2014, the Company had hedged 60 percent of its oil production, net of royalty interest, for the remainder of 2014 at a weighted average price of greater than CDN$93.00/bbl. The Company had also hedged 37 percent, net of royalty interest, for 2015 at a weighted average price of greater than CDN$93.00/bbl. Crescent Point’s hedges provide upside participation when oil prices increase while also providing a steady cash flow.

•
Crescent Point is pleased to announce the appointment of Laura Cillis to its board of directors. Ms. Cillis is the former Senior Vice President, Finance and Chief Financial Officer (“CFO”) of Calfrac Well Services Ltd., a role she held from 2008 until 2013, and a former CFO of Canadian Energy Services L.P. from 2006 to 2008. She is a holder of the ICD.D designation granted by the Institute of Corporate Directors, a Chartered Accountant and holds a Bachelor of Commerce degree in accounting from the University of Alberta.

OPERATIONS REVIEW

Third Quarter Operations Summary

Crescent Point achieved a new production record in third quarter, averaging 141,183 boe/d. This represents an increase of more than 23,000 boe/d and production per share growth of more than nine percent over third quarter 2013. The Company’s strong production performance during the quarter was driven by its successful drilling program, strong results from the Torquay play at Flat Lake and the Company’s ongoing success with waterfloods and cemented liner completion techniques.

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three months and nine months ended September 30, 2014:

Three months ended September 30, 2014	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	106	-	-	2	108	96.2	100%
Southwest Saskatchewan	-	71	-	1	-	72	63.4	100%
Alberta and West Central Saskatchewan	-	23	-	-	-	23	12.1	100%
United States(1)	-	53	-	-	-	53	30.6	100%
Total	-	253	-	1	2	256	202.3	100%

Nine months ended September 30, 2014	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	270	-	2	6	278	242.1	100%
Southwest Saskatchewan	-	129	-	3	-	132	121.9	100%
Alberta and West Central Saskatchewan	-	57	-	2	-	59	38.1	100%
United States(1)	-	139	-	-	-	139	67.1	100%
Total	-	595	-	7	6	608	469.2	100%

(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In third quarter, Crescent Point continued to successfully execute its large capital program in southeast Saskatchewan and Manitoba. Successful results in the Company’s Viewfield Bakken and Flat Lake Torquay resource plays in southeast Saskatchewan continue to be strong drivers of Crescent Point’s production growth.

The Company is pleased with drilling results to date in the Torquay play at Flat Lake, having drilled 25 (25.0 net) oil wells during the quarter. Crescent Point is seeing positive results with step-out wells that continue to delineate the area. Crescent Point is also excited to announce that in mid-2015 it will begin a waterflood pilot in the Flat Lake area targeting the Torquay zone.

During third quarter, Crescent Point drilled 53 (50.7 net) oil wells in the Viewfield Bakken resource play. The Company continues to refine its one-mile, 25-stage cemented liner completion technique and to expand its waterflood program in the play, which are driving strong rates of return and generate significant free cash flow in the Viewfield Bakken play. The Company has grown volumes that are positively affected by waterfloods to more than 15,000 bbl/d and plans to double the volumes affected by waterfloods in the play over the next two years. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

The expansion of the Viewfield gas plant is complete and has increased capacity by 40 percent to 42 mmscf/d. The increased capacity will help accommodate the Company’s growing production in the area.

Also during third quarter, the Company drilled 28 (18.5 net) oil wells in other areas of southeast Saskatchewan and Manitoba. Crescent Point’s conventional and unconventional inventory in southeast Saskatchewan and Manitoba continues to provide the Company with a source of low-risk, high-netback drilling inventory to generate strong future cash flows.

Southwest Saskatchewan

Crescent Point continued to expand its waterflood program in the Shaunavon resource play during third quarter. Crescent Point currently has 32 water injection wells operating in the Shaunavon resource play. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

During third quarter, the Company drilled 56 (55.3 net) oil wells in the Shaunavon resource play. As the Company continues with the largest Shaunavon drilling program in Company history, it continues to refine its cemented liner completion technology with positive production response. Crescent Point believes using 25-stage cemented liner completions should ultimately lead to positive technical reserve additions on its remaining booked drilling inventory and existing producing wells. Based on 12 months of production data to date, the 25-stage cemented liner completions in the Lower Shaunavon play are performing up to 20 percent better versus the previous generation of technology. In 2014, the Company also plans to drill 90 net wells from pad locations that allow Crescent Point to drill up to three wells per pad, as opposed to one well. The drilling of more wells from these pad locations enhances efficiencies and reduces the environmental footprint.

In third quarter 2014, Crescent Point executed its Battrum drilling program for the year. A total of 11 (4.9 net) oil wells were drilled and are on production. The Company is pleased with results to date. Crescent Point’s Cantuar drilling program is ongoing and, as of third quarter 2014, 4 (2.2 net) oil wells have been drilled. The Company has assumed full operatorship of the Cantuar Unit. Largely as a result of the Company’s production optimization practices, production has increased by approximately 16 percent since September 1, 2014. Both the Cantuar and Battrum assets continue to contribute free cash flow to the Company.

Alberta and West Central Saskatchewan

Crescent Point and its partner expanded their first waterflood pilot in the Beaverhill Lake play in third quarter 2014. The Company has also received regulatory approval for its first operated waterflood pilot in the play. Water injection is expected to begin in first quarter 2015. The Company is considering the sale of certain non-core assets in the area and expects to provide a further update on this process in fourth quarter 2014 or first quarter 2015. The proceeds from such a sale would allow the Company to accelerate development in its core resource plays and to further improve upon its strong balance sheet.

During the quarter, the Company began its drilling program in the Dodsland area in the Saskatchewan Viking play, drilling 17 (8.5 net) oil wells and achieving a 100 percent success rate. Crescent Point is pleased with production to date and the wells have been coming on production at, or better than, forecasted rates.

United States

During third quarter, the Company participated in the drilling of 46 (26.7 net) oil wells in the Uinta Basin, achieving a 100 percent success rate.

Crescent Point continues to be pleased with results to date in the Uinta Basin. During the quarter, the Company began its operated horizontal drilling program in the Uteland Butte zone and brought its first vertical well on production in the Mahogany zone. The Company continues to gain incremental oil production from bypassed pay zones targeted through its ongoing vertical recompletion program. New vertical well completion techniques are also being tested in the area to further increase fracture stimulation efficiency, production rates and ultimate recoveries. Permitting for a 3-D seismic program, covering a large portion of the Company's operated lands in the Randlett area, is now complete, with the program having begun late in the third quarter.

During the quarter, Crescent Point also received state regulatory approval for a second waterflood injection pilot in the Randlett area of the Uinta Basin. Water injection in both pilots is expected to begin in 2015.

Rail operations in Utah have allowed the Company to broaden the market for Uinta Basin crude beyond the Salt Lake City refining market. Crescent Point’s permanent rail-loading site in Utah is now fully operational, with capacity of approximately 10,000 bbl/d and the capability to increase volumes in the future. The Company is also encouraged with local market access due to increasing refining capacity expected over the coming quarters.

During third quarter, the Company also participated in the drilling of 7 (3.9 net) oil wells in North Dakota, targeting both the Bakken and Three Forks formations. The Company is encouraged with results to date in both the Bakken and Three Forks formations. Over the previous 18 to 24 months, Crescent Point has reduced operated drilling and completions costs for North Dakota Bakken wells by approximately 30 percent. In addition, the Company has increased the size of its fracture stimulations to a higher tonnage design, which is showing positive flowback results on the initial two operated completions.

EXPLORATION ACTIVITY

Crescent Point continues to expand its exploration program and is excited by the results, particularly in the Torquay trend and the Uinta Basin, as well as in emerging new areas.

In the southeast Saskatchewan Torquay trend, the Company continues to be encouraged by the results from its infill and step-out drilling programs. Through the first three quarters of 2014, the Company drilled 42 (41.0 net) Torquay horizontal wells in the Flat Lake area, including 11 horizontal step-out wells. Crescent Point plans to drill an additional four step-out wells by year end to continue to expand the pool. Crescent Point has amassed over 960 net sections of land in the Torquay trend and, based on its successful step-out and delineation drilling programs, has identified over 290 sections of core prospective lands. In the Flat Lake area, the Company has a drilling inventory of more than 590 net Torquay locations, of which 9 net are proved, 18 net are probable and more than 563 net are internally identified locations of resources other than reserves.

In the Uinta Basin, the Company has refined its petrophysical and geological models and has used these to drive its recompletion, up-hole exploration and horizontal programs. Since early 2013, Crescent Point has recompleted 35 wells targeting bypassed pay, which has resulted in approximately 1,300 bbl/d of incremental production on a first-month basis. With the aid of its refined petrophysical model, Crescent Point drilled a shallow exploration well targeting the up-hole Mahogany Zone and is encouraged by results to date. Additional wells targeting this zone are planned for 2015. Historically, horizontal drilling in the Uinta Basin has been focused on the Uteland Butte and Wasatch zones; however, Crescent Point has identified multiple additional zones with horizontal drilling and fracture stimulation potential. The Company is excited about the potential of these additional zones. Operated horizontal drilling targeting these multiple horizons has begun and is expected to continue into 2015. Acquisition of the Company’s operated 3-D seismic program, which is approximately 140 square miles, is underway and data acquisition is expected to be completed in late fourth quarter 2014.

As part of the Saskatchewan Producer asset acquisition, Crescent Point acquired fee title and mineral interest land on an exciting new exploration fairway in eastern Saskatchewan. The Company currently has over 125 net sections of land on this exploration trend, with three exploration wells planned for 2015.

ACQUISITIONS

On July 30, 2014, the Company acquired the Flat Lake Assets from an oil and gas producer in the region. The Flat Lake Assets acquired include production of approximately 825 boe/d and more than 54 net sections of land. These assets are adjacent to and contiguous with Crescent Point’s existing Viewfield and Flat Lake lands, and include 38 net low-risk drilling locations, of which 20 net are proved, 12 net are probable and 6 net are internally identified locations of resources other than reserves. Total cash consideration for the assets was $99.1 million. This land acquisition has allowed Crescent Point to expand the core acreage of its Flat Lake Torquay asset and to expand the overall size of the pool.

On August 13, 2014, Crescent Point acquired all of the issued and outstanding shares of T.Bird, a privately held oil and gas company with assets in southeast Saskatchewan and Manitoba. The assets acquired through T.Bird include high-netback production of approximately 700 boe/d and more than 24 net sections of land. The assets offer excellent rates of return and include 53 net low-risk drilling locations (of which 21 net are proved, 8 net are probable and 24 net are internally identified locations of resources other than reserves), as well as significant exploration potential in multiple horizons. Total consideration was approximately $88.0 million.

On September 30, 2014, Crescent Point acquired assets from the Saskatchewan Producer that include high-netback, low-decline, conventional oil production of approximately 3,300 boe/d and 76 net sections of land that are contiguous with Crescent Point’s existing land base in southeast Saskatchewan and Manitoba. These assets also include an additional 44 net sections of undeveloped fee title land, much of which is located in an exciting new exploration trend that the Company believes holds significant potential. The acquisition of the assets is expected to help reduce the Company’s total payout ratio over the next 12 months. Crescent Point also believes the assets’ exploratory upside has the potential to generate additional long-term value.

OUTLOOK

Crescent Point continues to execute its growth strategy without compromising the balance sheet strength of the Company. The Company has a 10-year historical average net debt to cash flow ratio of 1.1 times and a 2014 projected net debt to cash flow of 1.1 times. The Company’s conservative debt level has been maintained while generating a forecast Compound Annual Growth Rate (“CAGR”) of cash flow per share of 12.4 percent from 2010 to 2014. Crescent Point continues to implement this disciplined approach to capital spending, acquisition opportunities and balance sheet management. A strong balance sheet will continue to be a key risk management tool for the Company and is critical in a fluctuating oil price environment. By maintaining a low level of net debt relative to cash flow, in conjunction with prudent capital allocation decisions, Crescent Point is well positioned to sustain its capital program and dividend over time.

In addition to its strong balance sheet and its hedging program, Crescent Point mitigates pricing risk by continuing to improve upon its overall market access. Crescent Point is continually exploring access to new markets for its growing production by both rail and pipe.

Crescent Point’s low-risk and highly economic plays have allowed the Company to reduce the corporate payout ratio from 75 percent in 2010 to a forecast of 47 percent in 2014. These plays continue to generate attractive returns at current prices and provide the Company with added flexibility during weak commodity periods. The Company’s goal is to continue to reduce the payout ratio to maximize shareholder return with long-term growth and dividend income.

“Our strong balance sheet and our active three-and-a-half-year hedging program allow us to maintain our growth strategy and provide stability to the dividend,” said Scott Saxberg, president and CEO of Crescent Point. “With approximately 70,000 bbl/d of rail capacity, we are well positioned to get the best price for our crude oil production.”

Crescent Point’s management team has a proven track record of delivering growth and income to investors. As the Company continues to expand, Crescent Point is intent on increasing the strength of its team. During the quarter, three members of the Crescent Point team were appointed to the Vice President level. Mr. Brent Forster, who most recently held the position of Director, Drilling and Completions, was promoted to Vice President, Drilling, Completions and Facilities. Mr. Craig Bryksa, who most recently held the position of Engineering Manager, Southwest Saskatchewan, was promoted to Vice President, Engineering West. Mr. Chris Bruggencate, who most recently held the position of Engineering Manager, Southeast Saskatchewan, was promoted to Vice President, Engineering East. Mr. Forster, Mr. Bryksa and Mr. Bruggencate have joined Ryan Gritzfeldt, Vice President, Engineering and Business Development East, and Steven Toews, Vice President, Engineering and Business Development West, in reporting directly to Neil Smith, Crescent Point’s Chief Operating Officer.

Crescent Point is also pleased to announce the appointment of Laura Cillis to its board of directors. Ms. Cillis brings more than 20 years of financial experience in the oilfield services industry and a range of both financial leadership and technical expertise to the board. Ms. Cillis has also been appointed to Crescent Point’s Audit Committee.

“The continued development and promotion from within our team is a significant win for the company. As we continue to grow, the skills and knowledge these members bring to the table is increasingly valuable,” said Saxberg. “And we are very happy to welcome Laura to our board of directors. Her expertise will serve our board and Crescent Point well.”

Technology is also an ongoing key value-driver for Crescent Point. The Company continues to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

The Company has successfully applied waterfloods with multi-stage fractured wells in all of its major Canadian oil fields and plans to implement one in the Flat Lake Torquay resource play in 2015. Crescent Point believes these programs will continue to lower decline rates and increase recovery factors over time. In addition, the Company’s future plans include the expansion of its Bakken and Shaunavon waterflood programs in Saskatchewan, and the initiation of a waterflood program in the Uinta Basin in Utah in early 2015. In addition to continuing to advance its waterflood programs and cemented liner completions, Crescent Point plans to continue to develop its high rate-of-return, low risk inventory across its asset base.

Crescent Point’s active drilling program and its focus on advancing its waterflood programs and cemented liner completion techniques drove the Company’s record production in third quarter 2014. These results speak to the success of the Company’s dual-track growth plan, which allows Crescent Point to grow production at a steady pace while lowering well costs and decline rates. Crescent Point is well positioned for continued success given the Company’s strong foundation of financial, human and technological strength.

2014 GUIDANCE

The Company’s revised guidance for 2014 is as follows and reflects the recent downturn in oil prices. The US$96.00/bbl WTI forecast listed below is the average 2014 WTI oil price using year-to-date actuals and US$85.00/bbl for November and December:

Production	Prior	Revised
Oil and NGL (bbls/d)	128,125	128,125
Natural gas (mcf/d)	71,250	71,250
Total (boe/d)	140,000	140,000
Exit (boe/d)	155,000	155,000
Funds flow from operations ($000)	2,580,000	2,480,000
Funds flow per share – diluted ($)	6.13	5.90
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,575,000	1,575,000
Facilities, land and seismic ($000)	425,000	425,000
Total ($000)	2,000,000	2,000,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	96.00
Crude oil – WTI (Cdn$/bbl)	111.11	105.49
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.91

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
November 6, 2014

Non-GAAP Financial Measures

Any “financial outlook” or “future oriented financial information” in the press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share – diluted”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Cash flow from operating activities	583,084	542,809	7	1,803,705	1,465,242	23
Changes in non-cash working capital	21,414	8,980	138	(9,703)	36,536	(127)
Transaction costs	3,082	342	801	13,052	5,691	129
Decommissioning expenditures	10,813	2,013	437	28,123	7,038	300
Funds flow from operations	618,393	554,144	12	1,835,177	1,514,507	21

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Adjusted net earnings from operations per share – diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as “operating income”.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2014	2013	% Change	2014	2013	% Change
Net income	258,059	87,879	194	387,535	158,599	144
Amortization of E&E undeveloped land	71,445	69,514	3	207,076	208,549	(1)
Unrealized derivative (gains) losses	(260,956)	66,464	(493)	(43,175)	100,940	(143)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	69,417	(22,729)	(405)	71,411	26,174	173
Unrealized (gain) loss on long-term investments	12,611	(4,944)	(355)	3,716	3,965	(6)
Deferred tax relating to adjustments	27,857	(33,365)	(183)	(67,476)	(90,755)	(26)
Adjusted net earnings from operations	178,433	162,819	10	559,087	407,472	37

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

The following table reconciles long-term debt to net debt:

($000s)	September 30, 2014	September 30, 2013	% Change
Long-term debt (1)	2,582,883	1,597,557	62
Accounts payable and accrued liabilities	818,940	765,720	7
Dividends payable	101,985	90,078	13
Cash	(24,754)	-	-
Accounts receivable	(460,472)	(390,107)	18
Prepaids and deposits	(8,806)	(5,303)	66
Long-term investments	(70,513)	(80,941)	(13)
Excludes:
Equity settled component of dividends payable	(30,091)	(61,223)	(51)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(134,581)	(28,350)	375
Net debt	2,774,591	1,887,431	47

(1) Includes current portion of long-term debt.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan and share dividend plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, to the following: corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated funds flow from operations and oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the initiation and ongoing development and expansion of planned and existing waterflood programs; the expected impact of waterfloods on corporate declines, recovery factor and reserves; the expected impact of the conversion of producing wells to water injection wells in Viewfield Bakken on production declines, recovery and rates of return on adjacent wells; anticipated waterflood pilot and unit approval applications; the anticipated impact of refined cemented liner completion techniques on recovery factors and reserve additions; anticipated future improvements in the Company’s completion technologies; the anticipated impact of the Saskatchewan Producer Asset Acquisition on all-in payout ratio; the anticipated impact of technological advancements on the value of the Company’s development inventory; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; battery, gas plant, facility expansion, battery additions and tank construction plans, and the anticipated timing of completion thereof; dividend levels; capital expenditures; expected increase to refining capacity over the coming quarters; the anticipated timing of data acquisition for the Company’s 3D seismic program; the expected impact of the acquisition of the Saskatchewan Producer assets on free cash flow and payout ratio; exchange rates; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

Statements relating to "reserves" are also deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended September 30, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.
Telephone: (403) 693-0020                                                        Toll-free (US & Canada): 888-693-0020
Fax:               (403) 693-0070                                                       Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1